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March 27, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
placeCity100 F Street, StateNE

CityplaceWashington, StateD.C. PostalCode20549

      Re: DigitalFX International, Inc.
          Responses to Staff Comments of February 13, 2007 and February 16, 2007 with respect to:
          Registration Statement on Form SB-2
          Filed January 17, 2007
          File No. 333-140047

          Form 10-KSB for fiscal year ended December 31, 2005
          Filed March 23, 2006
          File 000-27551

Ladies and Gentlemen:

      On behalf of DigitalFX International, Inc. (the "Company"), we have enclosed a copy of a first amendment (the "First Amendment") to the Registration Statement on Form SB-2 (File No. 333-140047) ("Registration Statement") originally filed with the United States Securities and Exchange Commission on January 17, 2007. The First Amendment was filed with the United States Securities and Exchange Commission on March 23, 2007.

      In addition to the First Amendment, we have enclosed with the paper submission of this letter an additional "marked" copy of the First Amendment comparing the document to the Registration Statement, and hereby provide supplementally the following responses in reply to the comment letters dated February 13, 2007 and February 16, 2007 (the "Comment Letters") transmitted to the Company by the staff of the United States Securities and Exchange Commission, Division of Corporation Finance (the "Staff"). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letters.

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Securities and Exchange Commission
March 27, 2007

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Staff Comment Letter dated February 13, 2007

Registration Statement on Form SB-2

      General

      1. Update the financial statements pursuant to Item 310(g) of Regulation S-B.

            The Company has complied with the Staff's comment and directs the Staff to the updated financial statements in the First Amendment.

            Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

      Results of Operations, page 15

      2. There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (e.g. revenue: gross profit). For instance, you attribute the increase in the Company's revenues in fiscal 2005 compared to fiscal 2004 to increases in sales of all product groups and the start-up of business in the country-regionUK and placecountry-regionMexico. The start-up businesses, however, contributed only $607,000 of the $2.9 million increase. Your discussion of the revenues for the nine months ended September 30, 2006, however, includes a more detailed discussion of the number of affiliates and the percentage of new customers that purchased packages. Revise to include a similar discussion for the year ended December 31, 2006. Also, revise throughout your MD&A to quantify each source that contributed to a material change (i.e. affiliate programs, product sales, subscription services, new start-up businesses, etc.) pursuant to
            Section III. D of SEC Release 33-6835. In addition, your disclosure should remove vague terms such as "primarily" in favor of specific quantifications. Please revise.

            The Company has complied with the Staff's comment and directs the Staff to the revised Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") in the First Amendment.

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Securities and Exchange Commission
March 27, 2007

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      3.    Also, tell us and expand your disclosure to discuss any known business trends and events that have or reasonably likely to have a material impact on your future operations. Refer to Item 303(b)(l)(i) of Regulation S-B.

            The Company has complied with the Staff's comment and directs the Staff to the revised MD&A in the First Amendment. For purposes of providing information to the Staff, the Company notes the following disclosure set forth in the revised MD&A:

      o The market for the Company's services is relatively new and rapidly evolving and growing. Social networking and streaming media are areas of high interest, dominating both the consumer and financial press. According to the Aberdeen Group, the streaming media industry is expected to grow from $2 billion in 2004 to an estimated $12 billion by 2008. The Company expects that the annual rate of growth of adoption of streaming media tools in 2007 will exceed 2006 as more users become comfortable with this technology, the Internet and personal computer usage.

      o Social networking sites are also among the fastest growing Web destinations. In May 2006, the top 10 social networking sites combined for over 1/3 of total unique Internet visits. Other trends in the Company's favor include the dispersion of families and friends around the country and globe who want to visually communicate on a regular basis and the desire of many companies to reduce resources spent on employee air and automobile travel. The Company differentiates itself from other social networking sites by allowing its members to retain copyright and other ownership of all the content that they have created.

      o The Company intends to continue to grow its business through continued product enhancements with additional features and functionality; the extension of the DigitalFX Studio to small businesses and enterprise customers; and by offering ancillary products and services through the affiliate program. In 2007, the Company intends to initiate a traveling leadership seminar called the One Vision Tour that will deliver substantial training to affiliates and potential new customers. The seminar will encompass marketing techniques to facilitate expansion of existing businesses and leadership skills to manage growing organizations.

      o During 2007, the Company also plans to pursue strategic, accretive acquisition opportunities to accelerate growth. The Company will evaluate prospects that are synergistic and look to invest in businesses or technologies that offer complementary products or services that enhance its business model. The Company has not as yet identified a specific transaction.


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Securities and Exchange Commission
March 27, 2007

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      o     The Company has also engaged an experienced multi-tiered marketing consultant who has lived and worked extensively in Europe and placeAsia to facilitate its international expansion. His initial objectives in 2007 are to accelerate growth in the country-regionplaceUnited Kingdom and establish the infrastructure and translations necessary to enroll subscribers in two European countries by the end of the year. The Company anticipates realizing revenues from these new markets in 2007.

      Critical Accounting Policies

      Revenues, page 18

      4. We note your disclosure of critical accounting policies and it appears that the disclosure related to revenue recognition and stock-based compensation is similar to your accounting policies in the notes to your financial statements. Critical accounting policies are meant to supplement, not duplicate, the description of accounting policies in the footnotes. Your critical accounting policy discussion should describe how estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future. You should also provide quantitative as well as qualitative information when information is reasonably available. Refer to SEC Release 33-8350 and 33-8040. Please revise.

            The Company has complied with the Staff's comment and directs the Staff to the revised discussion of Critical Accounting Policies in the First Amendment.

      Balance Sheets, page F-3

      5. On page F-9, you indicate that your deferred revenue consists of advanced payments for products and services not yet shipped or performed. Please tell us the amount of your deferred revenue for the periods presented, what your deferred revenue balances, if any, consist of, and segregate those balances on the face of the balance sheet, if material.

            The Company acknowledges the Staff's comment. As of December 31, 2006, the Company had no deferred revenue and has consequently not segregated information regarding deferred revenue on the face of its balance sheet. The range of deferred revenue during fiscal 2006 was $126,000 to $287,000, which amounts were attributable to registration fees for conferences conducted by the Company in May and September, respectively.

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Securities and Exchange Commission
March 27, 2007

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      Note 1. The Company and Basis of Presentation

      Merger and Stock Split, page F-7

      6. We note that on June 15, 2006, you consummated a reverse acquisition between Qorus.com, Inc. and VMdirect LLC. Given the significance of this acquisition, tell us how you considered the requirements of
            Item 310(d) of Regulation S-B to include pro forma financial information showing the effects of this acquisition in your registration statement.

            The Company acknowledges the Staff's comment. As indicated in the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 19, 2006, immediately prior to the closing of the Company's exchange transaction with VMdirect, L.L.C. (which occurred on June 15, 2006), the Company had no material operations, assets, or liabilities. Accordingly, for all meaningful purposes, the audited financial statements for VMdirect, L.L.C., which were filed with that Current Report on Form 8-K, comprised the Company's pro forma financial statements as well. As the Company stated in that Current Report on Form 8-K, preparation of unaudited pro forma financial statements, other than any financial statements that were filed with the Current Report on Form 8-K, would have imposed a substantial burden on the Company as the surviving entity of the exchange transaction without any meaningful additional disclosure to shareholders. The disclosure would have effectively been identical to the audited financial statement disclosure (with minor, non-material and non-substantive differences) and would have added no meaningful analysis to shareholders or potential shareholders. As such, the Company did not include the pro forma financial statements in its Current Report on Form 8-K and did not include such financial statements in the Registration Statement.

      Note 2, Accounting Policies

      General

      7. Revise to disclose the Company's accounting policy for reporting segment information and include the appropriate disclosures including revenues earned from customers of each country in which you derive revenue. Also, revise to include disclosures regarding the Company's revenues by product (i.e. affiliate business packages, social networking software applications). We refer you to paragraphs 25 through 39 of SFAS 131.

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Securities and Exchange Commission
March 27, 2007

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            The Company has complied with the Staff's comment and directs the
Staff to the revised disclosure in Notes 2 and 3 to the updated financial statements included in the First Amendment. As the Company does not, in the ordinary course of business, separately account for revenue earned in North America, revenues earned from customers in the country-regionUnited States, country-regionCanada and placecountry-regionMexico are aggregated.

      Revenues, page F-8.

      8. We note you offer your applications through an internet-based subscription model. Please clarify the terms of these arrangements including how your revenue recognition policy complies with the guidance under EITF 00-3. In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software and help us understand whether your hosting arrangements are accounted for under SOP 97-2 or SAB 104.

            The Company acknowledges the Staff's comment. The Company's social networking website, www.helloWorld.com, targets users from ages 18 through 65. The site features a full suite of digital communication tools through which customers can create, manage and store their digital assets. Customers pay a monthly subscription fee to use the tools and to participate in the social network. In addition, the Company's website, www.vmdirect.com, offers the Company's affiliates the tools necessary to effectively market and distribute the Company's digital communication tools. The Company recognizes revenue generated from its websites in accordance with SAB No. 104, when persuasive evidence of an order arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Generally, these criteria are met at the time the Company makes available its services through its website concurrent with a customer's initiation of the services, acceptance of the Company's terms and conditions of service and the successful processing of payment. Sales of the Company's products and services entail no post-customer support or delivery of any other items. As such, there are no elements of these sales that would require separate accounting as a multiple deliverable in accordance with SOP 97-2, "Software Revenue Recognition."

      The Company's customers do not have the contractual right to take possession of the Company's software once they access the Company's websites and it is not feasible for customers to either run the software on their own hardware or contract with another party unrelated to the Company to host the Company's software and applications. Customers must access the Company's websites to use its products. Accordingly, as discussed in EITF 00-3, no software element covered by SOP 97-2 is present in the Company's hosting arrangements with its customers, and SOP 97-2 is inapplicable to the these arrangements.

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Securities and Exchange Commission
March 27, 2007

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      9.    We note on your website, www.vmdirect.com, that your offerings to
            Affiliates include an up-front fee plus a monthly recurring charge. Clarify the nature of the up-front fee and how the related revenue is recognized.

            The Company notes the Staff's comment. The up-front fee referred to on the Company's website is the purchase price of affiliate business packages. Affiliates purchase business packages and selling aids from the Company at prices ranging from $79 to $1,999. Affiliate business packages include cameras, sales literature, and training videos, as well as access to the affiliate administrative center and the first month's subscription to the Company's internet-based studio suite of products. The Company recognizes revenue from the sales of affiliate business packages and selling aids, including shipping revenue, in accordance with SAB No. 104, when persuasive evidence of an order arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Generally, these criteria are met at the time the product is shipped to customers when title and risk of loss have transferred. The Company directs the Staff to the revised disclosure regarding revenues included in Note 2 to the updated financial statements in the First Amendment.

      10. We note on page 6 your reference to the growth of your prepaid trial accounts. Tell us what these prepaid trial accounts represent, including the terms, as well as how you are accounting for such accounts and reference the accounting literature you are relying on.

            The Company notes the Staff's comment. The company has revised the disclosure to remove the reference to prepaid accounts as the Company does not have such accounts. Trial accounts are included in affiliate business packages and the Company has previously disclosed how it accounts for revenue from sales of affiliate business packages. The Company directs the Staff to the revised disclosure regarding revenues included in Note 2 to the updated financial statements in the First Amendment.

      11. Tell us whether your video mail subscription arrangements contain multiple deliverables. In this regard, it appears from your disclosures that you offer products and services/hosting to your customers. If your arrangements do contain multiple deliverables, please provide a detailed description of the terms of such arrangements and indicate whether you determined the criteria has been met for each deliverable to be considered a separate unit of accounting and how the timing and amount of revenue attributable to each individual element is determined. In your response, refer to the appropriate accounting literature in which you are relying on.

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Securities and Exchange Commission
March 27, 2007

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      The Company notes the Staff's Comment. Customers can only access the
Company's video mail product through a subscription to the Company's studio suite of products. The video mail product is not offered separately. Consequently a discussion of the recognition of revenue for the video mail product must entail a discussion of revenue for the Company's studio suite of products. The Company recognizes revenue from subscriptions to its internet-based studio suite of products including video email, live broadcasting, podcasting, blogging, instant messenger and media storage when the subscription is initiated or renewed monthly and as the services are billed and provided. Monthly subscriptions are sold to both affiliates and retail customers. The Company recognizes revenue from subscriptions to its internet-based studio suite of products when all of the criteria of SAB No. 104 previously referred to are met, which is generally when the subscription is initiated, and then monthly based on an automatic renewal. The Company considers all deliverables to be met at this point. As such, there are no elements of these sales that would require separate accounting as a multiple deliverable in accordance with SOP 97-2, "Software Revenue Recognition." The Company directs the Staff to the revised disclosure regarding revenues included in Note 2 to the updated financial statements in the First Amendment.

      12. We note your reference to advertising-based "free" subscriber accounts on page F-18. Tell us the nature and terms of these "free" subscriber accounts including your revenue recognition policy for such accounts.

            The Company notes the Staff's comment. The Company does not currently offer advertising-based "free" subscriber accounts. The reference to free subscriber accounts was included in connection with the description of the material terms of a License, Hosting and Services Agreement between the Company and RazorStream, LLC. Pursuant to the terms of the License, Hosting and Services Agreement, RazorStream, LLC is entitled to compensation, upon terms to be mutually agreed upon by the parties, for all advertising-based "free" subscriber accounts that may be provided by the Company. The Company has revised this disclosure to note that such compensation shall be determined for all advertising-based "free" subscriber accounts that may be provided by the Company in the future and directs the Staff to this revised disclosure in Note 7 to the updated financial statements in the First Amendment.

      13. Your current disclosure indicates that revenue is generated through the sale of video mail subscriptions to both Affiliates and retail customers and through event registrations and selling aids to Affiliates. As currently presented, your disclosure regarding your revenue recognition policies are general in nature. To aid investor understanding, expand your disclosure to identify all of the authoritative literature (e.g. SOP 97-2, EITF 00-3, EITF 00-21 and SAB 104) that you have relied on in developing your revenue recognition policies including your basis for concluding that the identified literature is applicable, and that your policies comply with that literature.

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Securities and Exchange Commission
March 27, 2007

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            The Company has complied with the Staff's comment and directs the
Staff to the revised disclosure regarding revenues included in Note 2 to the updated financial statements in the First Amendment.

      Earnings (Loss) Per Share, page F-10

      14. Revise your disclosure to provide a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations as necessary.

            The Company has complied with the Staff's comment and directs the Staff to the revised disclosure regarding earnings (loss) per share included in
Note 2 to the updated financial statements in the First Amendment.

      Note 6. Stock Options and Warrants, page F-15

      15. We note that you adopted SFAS 123(R) on January 1, 2006 and that your current disclosures do not appear to provide all of the disclosures required by SAB 107 and SFAS 123(R). Please tell us your consideration for the disclosure requirements of SAB No.107, Section H, Question 1, which includes all disclosures required by paragraphs 64-65, 84 and A240-242 of SFAS 123(R). Please revise your disclosures as applicable.

      The Company notes the Staff's Comment. The Company has reviewed the requirements of SAB No. 107, Section H, Question 1 and has incorporated the disclosures required by paragraphs 64-65, 84 and A240-242 of SFAS 123R in the MD&A and the notes to the updated financial statements in the First Amendment, and directs the staff to those sections of the First Amendment.

      Staff Comment Letter dated February 16, 2007

      Executive Compensation, page 34

      1. As you know, the executive compensation disclosure rules were recently updated. We note that the summary compensation table does not include a column for stock awards. In this regard, please tell us the date of issuance of the options issued by VMDirect and assumed by DigitalFX in the reverse acquisition. We note that the initial vesting date was 12/31/05.

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Securities and Exchange Commission
March 27, 2007

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            The Company notes the Staff's comment. Lorne Walker, the Company's
Chief Financial Officer and Secretary, is the only named executive officer who holds options to purchase shares of the Company's common stock. Ms. Walker's options were originally issued by VMdirect, L.L.C. on December 31, 2005.

      Outstanding Equity Awards at Fiscal Year-End Table, page 35

      2. We note that although you disclose the vesting schedule in footnote 1 to the table, you have not provided the information pursuant to
            Item 402(d)(2)(vii) and (viii). Please tell us why you determined that these columns were inapplicable.

            The Company notes the Staff's comment. Item 402(d)(2)(vii) of Regulation S-B requires the Company to disclose, with respect to the named executive officers, the total number of shares of stock that have not vested and that are not reported as shares of stock, units or other rights awarded under any equity incentive plan that have not vested and that have not been earned.
Item 402(d)(2)(viii) of Regulation S-B requires the Company to disclose, with respect to the named executive officers, the aggregate market value of shares of stock that have not vested and that are not reported as shares of stock, units or other rights awarded under any equity incentive plan that have not vested and that have not been earned. Since the named executive officers do not own, and the Company has not issued to the named executive officers, shares of stock that vest or shares of stock, units or other rights that have not vested and that have not been earned, the Company has no information to report under Items 402(d)(2)(vii) and (viii) of Regulation S-B.

      Principal and Selling Shareholders, page 38

      3. Please disclose the natural person or persons who have voting and/or investment control over Kingdon Capital Management, LLC.

            The Company has complied with the Staff's comment and has disclosed that Mark Kingdon, is the managermanaging member of Kingdon Capital Management, LLC, which serves as the investment manager to, and in such capacity may be deemed to have voting and dispositive power over the shares held by, each of M. Kingdon Offshore Ltd., Kingdon Associates and Kingdon Family Partnership, L.P.

      4. To the extent any of the selling shareholders are affiliates of broker-dealers, disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

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Securities and Exchange Commission
March 27, 2007

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            The Company notes the Staff's comment. The Company hereby informs the Staff that pursuant to information received from the selling shareholders, none of the selling shareholders are affiliates of broker-dealers.

      Related Party Transactions, page 40

      5. Please confirm that there have been no related party transactions required to be disclosed under Item 404(a) of Regulation S-B that have occurred since December 31, 2006.

            The Company notes the Staff's comment. The Company has disclosed the amending and restating, on January 29, 2006, of the License, Hosting and Services Agreement with RazorStream, LLC and directs the Staff to the revised disclosure in the Related Party Transactions section of the First Amendment. The Company confirms that there have been no other related party transactions required to be disclosed under Item 404(a) of Regulation S-B that have occurred since December 31, 2006.

      6. Please disclose the name of the principal member of Keating Investments; who is the son of Kevin Keating, as well as the principal of Keating After Market Support, LLC. State the amount of interest of the principal of Keating Investments and Keating After Market Support in the two transactions.

            The Company has complied with the Staff's comment. The Company has disclosed that Timothy Keating is the son of Kevin Keating and directs the Staff to the revised disclosure in the Related Party Transactions section of the First Amendment.

                                    * * * * *

      We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone the undersigned at (818) 444-4503.

                                         Sincerely,

                                         /s/ Gregory Akselrud
                                         Gregory Akselrud

cc: Lorne Walker